EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Income from continuing operations before tax	$68,245	$26,515	$282,257	$254,234
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	213	4,344	1,320	5,696
Amortization of capitalized interest	419	310	1,406	1,228
Interest expense	12,262	11,900	42,684	49,387
Interest portion of rental expense	3,211	2,738	7,854	5,289

Earnings	$84,350	$45,807	$335,521	$315,834

Interest	$13,157	$12,970	$48,384	$52,668
Interest portion of rental expense	3,211	2,738	7,854	5,289
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$16,368	$15,708	$56,238	$57,957

Ratio of Earnings to Fixed Charges	5.15	2.92	5.97	5.45